Arboretum Great Hills
9600 Great Hills Trail
Austin, Texas 78759

Ms. Barbara C. Jacobs

SEC – Division of Corporate Finance

Washington, D.C. 20549

Re:	iVoiceIdeas, Inc., Registration Statement on Form S-1,

File No. 333-178471

Dear Ms. Jacobs:

Thank you for your comments of March 14, 2012 provided regarding our S-1 registration statement.

We have amended our Registration Statement and responded to your comments as outlined below.

Please advise if there is anything else you would like to address prior to a request for acceleration.

Comments and Responses:

1.	As you prepare subsequent amendments to your filing, please be advised that while interactive data is required as an exhibit to a Securities Act registration statement that contains financial statements, such interactive data is not required in connection with an initial public offering. See SEC Release No. 33-9002.

Answer: Duly noted.

2.	Finally, we note that footnote four to your beneficial ownership table indicates that Kathy Gilchrist is “a beneficial owner of Online Results, LLC.” Please identify any beneficial owners of Online Results that may have voting and dispositive power over the shares held by that entity.

Answer: There are no other beneficial owners of Online Results, LLC that have voting or dispositive power over the shares held by that entity.

The new wording of the footnote is: “Kathy Gilchrist is the beneficial owner of Online Results, LLC.”

3.	We note that you have included compensation data for Angela Gilchrist, a director that does not serve as an executive officer of your company, in your summary compensation table. Given that Angela Gilchrist provides her services to your company solely as a director and not a “person covered” as defined by Item 402(m) of Regulation S-K, compensation data for Angela Gilchrist should be disclosed in the tabular format for the compensation of directors as set forth in Item 402(r) of Regulation S-K. Please revise.

Answer: Revised as requested. A separate compensation table has been inserted for Angela Gilchrist as follows on page 37:

DIRECTOR COMPENSATION 2011[1]
Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Comp.	Non-qualified Deffered Compensation Earnings	All Other Compensation	Total
Angela Gilchrist	-0-	$250	-0-	-0-	-0-	-0-	$250

1. Angela Gilchrist received compensation of 5,000 shares of common stock valued by the Board of Directors at $250 on June 15, 2011. She joined the board of directors in 2011 so there is no compensation data related to her for 2010. We calculated the fair value of the stock grant based upon the most recent sales of securities to investors in arms-length transactions, which is the same as the Offering price of the shares offered in this Prospectus.

4.	In addition, for stock awards made to your executive officers and/or directors, include footnote references to your summary compensation table and director compensation table disclosure showing the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. See Items 402(n)(2)(v) and 402(r)(2)(iii) of Regulation S-K.

Answer: The footnotes have been revised as requested at page 37. The footnotes now read as follows:

“Kathy Gilchrist received compensation of 5,000 shares of common stock valued by the Board of Directors at $250 on June 15, 2011. At time of the stock grant to Kathy Gilchrist, there was no public market for our securities. We calculated the fair value of the stock grant based upon the most recent sales of securities to investors in arms-length transactions, which is the same as the Offering price of the shares offered in this Prospectus.”

“Angela Gilchrist received compensation of 5,000 shares of common stock valued by the Board of Directors at $250 on June 15, 2011. She joined the board of directors in 2011 so there is no compensation data related to her for 2010. We calculated the fair value of the stock grant based upon the most recent sales of securities to investors in arms-length transactions, which is the same as the Offering price of the shares offered in this Prospectus.”

5.	We refer to your response and related revisions made in response to prior comment 5. We note the amount paid to Online Results amounts to more than one percent of your total assets at year end for your two most recently completed fiscal years. Accordingly, please revise your document to provide the information required by paragraphs (a) and (c) of Item 404 of Regulation S-K. See Item 404(d) of Regulation S-K and the related instructions for guidance.

Answer: Revised as requested at page 39. The Related Party Transactions section has been augmented as follows:

“In 2011 we retained the services of Online Results, LLC, an online advertising agency, to help introduce our BETA site to the public. Kathy Gilchrist, who is a Director and Principal Chief Accounting Officer of iVoiceIdeas is the owner of Online Results. We paid $37,000 in the fourth quarter to Online Results for advertising services related to introducing our Web site to the public. There was no written contract related to this engagement and there is no current ongoing engagement with Online Results for advertising services. We do not have any current plans to retain the further services of Online Results at this time.”

6.	In addition, provide your analysis as to why your are not required to file any agreement(s) relating to your transaction with Online Results as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent your agreement with Online Results was not reduced to a written agreement, you should file a written description of the material terms of the oral contract as an exhibit. For guidance, See Question 146.04 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Answer: An Exhibit has been created summarizing the engagement of the Online Results advertising agency by the company and is filed as requested.

7.	The introductory paragraph of your auditors report has been combined into your disclosure regarding dealer prospectus delivery obligation is missing an audit report title. Please file an appropriately revised audit report in your next amendment. Refer to paragraph .08 of PCAOB Interim Audit Standard AU Section 508.

Answer: Our Edgar filer messed up the filing. We’ve changed Edgar filers which has corrected the overlap issue you identified.

8.	The consent of your independent accountants begins by consenting to the incorporation by reference of your audit report “in this Annual Report for the period of inception through December 31, 2011.” It is unclear why the consent of your independent auditor includes such language given that the audit report opines on financial statements included in your registration statement on Form S-1. Please advise or have your auditor file a corrected, updated consent with the amended filing.

Answer: The consent has been revised as requested and we’ve retained a new Edgar filing firm.

9.	We note that the consent of your independent accountants includes two separate signature blocks, each with two different execution date. Please advise.

Answer: A newly issued consent of the independent accountants has been filed with the Amended S-1.

Sincerely

//s// Maurice Stone